EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth our ratio of earnings to fixed charges for the periods indicated on a consolidated basis. You should read these ratios of earnings to fixed charges in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference into this prospectus.
(In thousands, except ratios)

	Nine Months
	Ended
	September 30,		Year ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings:
Income (Loss) before provision for income taxes	$4,824	$4,967	$6,037	$7,450	$(3,509)	$(7,646)
(Income) Loss from equity investees	(107)	(270)	37	37	37	(416)
Plus: Fixed Charges	19,662	24,562	26,078	27,365	26,078	19,789

Total Earnings	$24,379	$29,259	$32,152	$34,852	$22,606	$11,727

Fixed charges:
Interest expense	$8,440	$11,819	$12,217	$12,763	$16,610	$18,595
Estimate of interest component of rental expense	11,222	12,743	13,861	14,602	9,468	1,194

Total Fixed Charges	$19,662	$24,562	$26,078	$27,365	$26,078	$19,789

Ratio of Earnings to Fixed Charges	1.24	1.19	1.23	1.27	(1)	(1)

(1)	Earnings were insufficient to cover fixed charges by $3.5 million and $7.6 million for the years ended December 31, 2006 and 2005, respectively.
     In calculating the ratio of earnings to fixed charges, “earnings” means the sum of income before income taxes and fixed charges exclusive of capitalized interest, and “fixed charges” means interest expensed and capitalized, amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the portion of annual rental expense on leases that represents the interest factor.
     For the periods indicated above, we did not have any outstanding shares of preferred stock. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the above table.